Contact

grant@rockval.com

www.linkedin.com/in/grant-weiss-42b75347 (LinkedIn)

Top Skills

Project Management

PHP

MySQL

Certifications

Amazon Web Services Solutions Architect Associate

Amazon Web Services Machine Learning Specialty

Amazon Web Services Security Specialty

Amazon Web Services Big Data Specialty

Grant Weiss

Founder & CEO at ROCKVAL

West Palm Beach

Experience

ROCKVAL
Founder & CEO + CTO
November 2012 - Present (8 years 6 months)
West Palm Beach, Florida

Rockval, Inc. is a leading property-technology company located in West Palm Beach, FL that provides powerful and affordable technology solutions to the commercial real estate industry. Rockval helps CRE professionals create marketing flyers, underwrite new acquisitions and developments, and know the market through proprietary research. Rockval and 11th St. Research merged companies in early 2021 to combine real estate and technology and now provides real-time, smart, and automated commercial real estate solutions to the marketplace.

The Evergreen Companies
Chief Technology Officer
April 2019 - April 2020 (1 year 1 month)
Fort Lauderdale, Florida, United States

Assist companies in developing innovative technologies to transform their industries and streamline business processes, starting with the best practices to streamline development, reduce costs, mitigate risks, and ensure sustainability.
- Predictive Analytics
- Big Data and Machine Learning
- Data Driven Sales Strategy
- Mobile Experience Engagement
- Development Team Leadership
- Data Encryption
- Security Compliance

Woolbright Development
Cross-Platform Consultant
December 2018 - April 2019 (5 months)
Boca Raton, Florida

Analyze and optimize business and technology processes

Southport Financial Services
Summer Analyst
June 2012 - August 2012 (3 months)
Tacoma, Washington

• Performed feasibility analysis for the acquisition and development of low
income multifamily housing complexes
• Created a database to collect key statistics of LP agreements, including
waterfall structure and tax credit allocation
• Developed a debt schedule that collectively gathered the debt obligations
on 140 properties to assist in the strategic refinancing of over $400 million in
senior debt

D C Saxon, LLC
Summer Analyst
June 2011 - August 2011 (3 months)
Boynton Beach, FL

• Implemented a discounted cash flow model for valuing commercial property
• Performed research within several municipalities with respect to property tax
deed sales
• Maintained a record of business transactions and financial data via Excel

United Mortgage
Summer Intern
June 2010 - August 2010 (3 months)

• Verified financial documentation of potential borrowers, including credit,
income, and assets
• Assisted in the residential mortgage approval process
• Participated in shipping FHA and conventional loans out to warehouse lines
and secondary markets

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Education

Cornell University
Bachelor of Science, Applied Economics and Management · (2011 - 2012)

Palm Beach State College
Associates, Business · (2009 - 2010)